Exhibit 99.1

IceCure Medical Regains Compliance with Nasdaq
Minimum Closing Bid Price Rule

CAESAREA, Israel, Jan. 12, 2024 (GLOBE NEWSWIRE) -- IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure” or the “Company”), developer of the ProSense® System, a minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced that it has received a written notice from The Nasdaq Stock Market LLC ("Nasdaq") that the Company has regained compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities, including the Company's ordinary shares, to maintain a minimum bid price of $1.00 per share.

The Nasdaq staff made this determination of compliance after the closing bid price of the Company's ordinary shares was at $1.00 per share or greater for the 10 consecutive business days prior to the date of the notice. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq considers the prior bid price deficiency matter now closed.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe, and China.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statement in this press release when it discusses the continued listing or meeting of the continued listing requirements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 29, 2023, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

Todd Kehrli

Phone: 310-625-4462